Filed by Titan Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Compass Digital Acquisition Corp.

Commission File No. 333-293277

Date: February 23, 2026

As previously disclosed, on January 6, 2026, Compass Digital Acquisition Corp., a Cayman Islands exempted company (“CDAQ”), entered into an agreement and plan of merger (as amended, the “Merger Agreement”) with (i) Titan Holdings Corp., a Delaware corporation and a direct wholly owned subsidiary of CDAQ (“Pubco”), (ii) Titan SPAC Merger Sub Corp., a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco, (iii) Titan Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Pubco, and (iv) Key Mining Corp., a Delaware corporation (“KMC”), for a proposed business combination (the “Business Combination”).

On February 23, 2026, CDAQ uploaded an investor webcast to its website. A transcript of the investor webcast is set forth below.

Tom Hennessy – Chief Executive Officer, CDAQ

Slide 4

We’re pleased to be here with you today to discuss the proposed business combination of Compass Digital Acquisition Corp, or CDAQ, and Key Mining Corp, or KMC. I’m Tom Hennessy, CEO and Director of CDAQ, and I’m joined by my partner and CFO, Nick Geeza. From Key Mining, we’re joined by Cesar Lopez, Co-Founder, CEO & Director, and John Ryan, Co-Founder & VP of Corporate Affairs.

We are pleased to be able to provide this overview of our planned merger with Key Mining, which is an Americas-focused critical minerals and infrastructure company.

In the way of background, we acquired the Compass Digital SPAC with the stated investment strategy of identifying compelling companies, and we’ve found that opportunity here with Key Mining.

Slide 5

Before I turn it over to the Key Mining team, I’d like to share a few thoughts on our macro critical minerals investment thesis.

Critical minerals power the modern economy with applications across semiconductors, manufacturing, clean energy, defense, and the list goes on.

As a result, we are seeing massive demand growth, with the critical minerals market projected to reach nearly $600 billion by 2032, as shown in the top right chart.

The problem is that supply is heavily concentrated in China, as shown in the bottom left chart. China represents almost 70% of global rare earths production, with the U.S. still only around 12%. That concentration is exactly why this is not only a very attractive commodity story, but also a national security priority. The bottom right chart shows some recent executive orders driving domestic policies for critical mineral security.

Slide 6

Next, I’d like to share some highlights for Key Mining.

Key Mining’s strategy is a multi-jurisdictional approach across the U.S. and Chile focused on acquiring high-value critical mineral assets.

The flagship rutile project in Chile, Cerro Blanco, ranks among the world’s top rutile deposits, supported by extensive technical work and a completed SK 1300.

Water infrastructure is increasingly important to support mining projects, but also other use cases, including agriculture. Key Mining has a near-ready-to-build water desalination plant in Chile, with advanced stage permitting supporting the rutile project and enabling third-party offtake revenue.

Key Mining’s first US project is located in Arizona and will target copper, strategically located adjacent to a brownfield, PEA-stage open-pit copper project.

The Arizona asset is a case study for high-value acquisitions. The leadership team here, led by Cesar and John, have decades of global experience across project types and jurisdictions. They also have extensive relationships with access to proprietary acquisition opportunities.

Slide 7

Regarding the transaction and closing timeline. We are targeting closing in the first half of 2026, subject to customary approvals. On Valuation - The transaction implies a pro-forma enterprise value of approximately $300 million. Key Mining is a founder-led business, and the founders and all other shareholders will roll 100% of their equity. On Capital Structure - The business combination will be funded by CDAQ cash in trust, potential transaction financing, and rollover equity from existing Key Mining shareholders. The combined company is expected to be debt-free with up to approximately $15 million of net cash to fuel growth. Thank you, and it’s now my pleasure to introduce Cesar and John.

John Ryan – Co-Founder, KMC

Slide 10

Thank you, Tom.

We currently have three core projects. First is our flagship rutile titanium project on the coast of Chile, a large, high-grade asset with over 100 million tons in Measured and Indicated resources. Importantly, it’s rutile, the highest-purity form of titanium, which is increasingly scarce globally.

Second is our water desalination project, permitted alongside the mine and designed both to support Cerro Blanco and generate third-party revenue.

Third is our U.S. copper asset, located in Arizona, a mining-friendly jurisdiction, with exposure to copper and other critical minerals.

And finally, acquisitions are a core part of our strategy, with an active pipeline across the Americas and select international jurisdictions.

Slide 11

At Cerro Blanco, we’ve completed extensive drilling to define a top-tier global rutile resource. Importantly, the deposit is not drilled out, and we see meaningful upside through expansion drilling.

The project is fully EIS-permitted, and our next major milestone is completing a bankable feasibility study and advancing toward project financing.

On the water side, the desalination project is near ready-to-build, with ongoing discussions around joint venture structures and offtakes.

Slide 12

Now I’ll hand it to Cesar to briefly cover the team.

Cesar Lopez – Co-Founder & CEO, KMC

Slide 12

Thank you, John. At Key Mining, we’ve built a team with extensive operating experience across geology, metallurgy, mining, and water infrastructure. Our technical leadership in Chile has decades of experience in the industry, including team members who worked on Cerro Blanco for more than a decade under the previous owner.

Slide 13

This is a very important slide and goes to why we believe Key Mining can become a global capital markets platform for acquiring and developing critical minerals.

Demand for critical minerals is accelerating, driven by electrification, energy storage, and defense. Both titanium and copper are designated critical minerals according to the USGS, which places our portfolio squarely within areas of strong policy and capital support.

I’ll cover this in more detail, but it’s also worth mentioning that Chile is a U.S. free trade partner and has a treaty to avoid double taxation with the U.S., creating additional strategic alignment as global supply chains continue to reshore.

John Ryan – Co-Founder, KMC

Slide 15

Here we provide a high-level visual overview of the asset, and we’ll dive straight into the key technical and economic details in the following slides.

Slide 16

Cerro Blanco is a high-grade rutile titanium project that is 100% owned by Key Mining. We acquired the project in 2023, including the permits to build both the mine and the associated water desalination plant.

It is a large SK-1300 compliant resource supported by extensive historical drilling and prior technical work. The project benefits from excellent infrastructure, including road access, power, water, and proximity to port facilities, with the Port of Huasco located approximately 20 kilometers from the site.

A total of 157 drill holes have been completed, and historical metallurgical test work demonstrated strong recoveries. We’re now running pilot-scale metallurgical test work in Toronto at SGS Lakefield. We also have a non-binding MOU with Nippon Mining, which requested the updated metallurgy—primarily for titanium sponge metal.

And as mentioned, we’re well supported by strong infrastructure.

Slide 17

Rutile is the purest natural source of titanium. Unlike ilmenite, it contains minimal iron, which reduces processing complexity and eliminates significant waste byproducts.

Approximately 90% of rutile is used in pigment applications due to its natural brightness, while metallurgical applications, including aerospace, medical devices, and advanced manufacturing, require extremely high purity product.

Rutile pricing has historically been resilient and supported by diversified end markets. Even during cyclical downturns, pricing has remained relatively stable, as can be seen on the chart at the left.

Slide 18

Average global rutile prices are approximately $1,500 per ton, and we expect Cerro Blanco’s concentrate to achieve premium pricing due to its high purity and exposure to the titanium sponge market.

Estimated project capex is approximately $200–220 million, with expected annual production of around 80,000 metric tons of concentrate and an initial mine life of at least 15 years.

Slide 19

Key milestones are largely behind us, including EIS approval, resource definition, metallurgical studies, and land access. The next phase focuses on feasibility-level drilling and completing the bankable feasibility study, with a targeted production start in the 2028–2029 timeframe.

Slide 20

This slide highlights the broader concession package. While certain areas have been heavily drilled, significant portions remain only lightly explored, and we see meaningful potential to expand the current resource footprint.

Cesar Lopez – Co-Founder & CEO, KMC

Slide 22

This slide gives a high-level snapshot of the water desalination asset, and we’ll walk you through the core value drivers and development details in the slides that follow.

Slide 23

The desalination project is a fully permitted, near-ready-to-build asset that supports Cerro Blanco and represents a standalone infrastructure opportunity. The approved EIS authorizes 440 liters per second of capacity. Our internal consumption is approximately 80 liters per second, and we have secured non-binding MOUs covering 185 liters per second with third-party offtakers.

Chile has the largest desalination capacity in Latin America, and desalination has become a core part of the mining and industrial ecosystem, due to limited access to continental water in key regions.

I’ll provide some quick figures to support my statement: 22 operational desalination plants with combined capacity of 8,200 liters per second. The mining industry operates 75% of Chile’s desalination plants.

In terms of future projections, the total desalination capacity is projected to reach 25,000 liters per second by 2028 I f all planned projects materialize. Desalination capacity is expected to increase by 130% by 2031, with 15 new desalination plant projects planned for completion by 2028.

Our location in the Huasco–Freirina region is highly strategic, and we’ve identified more than 4,000 liters per second of unmet demand in the broader area, supporting the potential to scale third-party offtake over time.

We’re also evaluating a technology developed by Toyota Mitsubishi called OARO, which can improve water recovery rates, which are currently between 45–50%, increasing recovery to 66% in practical terms. This could increase effective output and reduce brine volumes, which can improve unit economics and create additional capacity over time.

To support the partner selection of a water desalination developer and also the financing of the capex, we’ve engaged BNP Paribas as our financial advisor. BNP is a leading global infrastructure bank with meaningful desalination experience in Chile, including a $156 million desalination project about 120 miles north of us.

BNP Paribas is also the advisor to Codelco, the largest copper company in the world, on a $2 billion water desalination project in northern Chile.

Slide 24

As I mentioned, in northern Chile, desalination is essential due to limited continental water access. Independent seawater solutions align with ESG priorities and are increasingly favored by regulators and operators.

Our coastal location allows us to efficiently supply multiple industrial users under long-term contracts.

Slide 25

The project uses standard reverse-osmosis technology with a modular design that allows us to expand. Our estimated capex is $200–250 million, with optionality to scale capacity over time.

Slide 26

We are near ready-to-build, with the EIS in hand, the majority of easements secured, and the maritime concession has been declared admissible and is going through the approval process, which we expect to have by 1H 2026. Construction is expected to take approximately 24 months once launched.

Slide 27

Before getting into details, I’ll note that while I’m Chilean and therefore somewhat biased, Chile was not a random choice for us to develop this project. It was a deliberate, strategic decision.

Chile has consistently ranked among the top global mining jurisdictions due to regulatory stability, technical expertise, and strong rule of law. Mining represents over 20% of Chilean GDP and remains a protected and prioritized industry, regardless of political cycles.

Chile also has a free trade agreement with the U.S., a treaty to avoid double taxation with the U.S., and OECD membership, making it one of the most attractive jurisdictions in Latin America for long-term investment.

Slide 28

Nearly every major global mining company operates in Chile, reflecting the depth and maturity of the mining ecosystem. Permitting frameworks are well-defined and transparent, and we’re seeing renewed momentum towards streamlining and efficiency.

We view the current environment as supportive as we advance both the mine and the desalination project through their next development stages. I strongly believe that the synergy between mining and desalination makes Key Mining a very attractive investment opportunity.

Slide 30

I’ll briefly cover our recently acquired Fire Copper project, which is a 100% owned project in Yavapai County, Arizona, adjacent to the Zonia copper deposit. Zonia is a copper oxide project owned by a publicly traded company in Canada called Edge Copper. We believe that the southeast trending goes into our property, as the property becomes the extension of the Zonia copper project.

While early stage, it sits on a proven copper district and offers multiple development opportunities and partnership paths.

Arizona is one of the most mining-friendly jurisdictions in the U.S., with strong existing infrastructure and a long history of permitting and operating large-scale copper projects. The proximity to Zonia provides a useful reference point for the district and creates strategic optionality over time.

Overall, we see a strong opportunity to monetize a brownfield-style asset in a proven mining jurisdiction, alongside what we view as compelling economics in the area.

John Ryan – Co-Founder, KMC

Slide 32

Acquisition strategy is a major part of our future plans. Cesar and I have done many deals, building and growing companies, and acquisitions have always been central to that strategy. We know what to look for, and we know the landmines and showstoppers across different jurisdictions.

We’ll focus on the U.S., and we also believe Chile is ripe for additional acquisitions—particularly niche projects that may be overlooked by larger companies, but could be meaningful for us, whether for early revenue or resource expansion.

Beyond the U.S. and Chile, we selectively evaluate opportunities in jurisdictions where we have strong familiarity, including parts of Canada, Europe, Turkey, and North Africa.

We look for situations where the asset may be under-followed or mispriced, but where fundamentals are strong, particularly in copper, titanium feedstocks, and other critical minerals.

Slide 33

In the U.S., we are currently reviewing additional opportunities for acquisition in Alaska, California, and Utah, including rare earth and battery material projects.

We also have an active pipeline of additional opportunities that we continue to evaluate and advance in parallel.

Across all regions, global and domestic, our criteria remain consistent: critical minerals, supportive jurisdictions, clear permitting pathways, and opportunities where our execution capabilities can create value.

And now I’d like to pass it to Nick to walk through the remaining slides.

Nick Geeza – CFO, CDAQ

Slide 35 – Asset Benchmarking

Thanks, John. And good afternoon, everybody. My name is Nick Geeza, CFO of Compass Digital Acquisition Corp, and I’ll be walking you through our business combination overview.

Starting with asset benchmarking, we have benchmarked Key Mining with publicly traded critical minerals companies, including titanium, rare earth elements, lithium, and polymetallic platforms across exploration, development, and production stages.

The key observation is that public markets have consistently ascribed meaningful equity value to strategically important critical minerals assets, particularly those aligned with Western supply chain priorities.

Against this backdrop, Key Mining stands out due to the quality and scale of its flagship rutile asset, its advanced desalination infrastructure project, and additional U.S. copper exposure. We are benchmarking against credible, investable peers, and the valuation discussion that follows is grounded in observable public market outcomes.

Slide 36 – Valuation Benchmarking

This slide is meant to build on the peer analysis by comparing valuation outcomes across comparable transactions and public listings, including SPACs, reverse mergers, and traditional IPOs.

Across this group, equity valuations range from approximately US$600 million to over US$3.0 billion, depending on asset type, development stage, and jurisdiction. Key Mining’s implied equity value of approximately US$318 million places it at the lower end of the comparable set, despite having a top-tier rutile deposit, an EIS-permitted desalination project with third-party offtake potential, and exposure to U.S.-based critical minerals.

From an investor perspective, this positioning reflects a conservative entry valuation with clear potential for re-rating as technical, permitting, and commercial milestones are achieved.

Slide 37 – Transaction Overview and Pro Forma Structure

Slide 37 summarizes the transaction structure and pro forma capitalization. Under the proposed transaction, Key Mining shareholders roll 100% of their equity. The transaction includes $20 million of gross cash from the remaining trust account and an anticipated PIPE, resulting in approximately US$15 million of net cash on the balance sheet after transaction expenses, which we’ve estimated at $5 million.

We are showing a pro forma equity value of US$318 million and an enterprise value of approximately US$303 million at closing.

Existing shareholders remain aligned with new investors and the capital raised is directed toward advancing the asset base, with the objective to support disciplined execution and long-term value creation as the company progresses toward development and commercialization. We expect to close the transaction in the first half of 2026.

To conclude, we at Compass Digital are excited to be entering into a business combination with Key Mining. The combination of asset quality, infrastructure readiness, jurisdictional alignment, and an experienced management team positions the company to execute a scalable growth strategy while addressing strategically critical supply chain needs. Thank you.

Additional Information and Where to Find It

In connection with the Business Combination, Pubco and KMC filed with the U.S. Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 that includes a proxy statement of CDAQ and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Business Combination. CDAQ will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Business Combination and related matters. INVESTORS AND SHAREHOLDERS OF CDAQ AND OTHER INTERESTED PERSONS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders and other interested persons will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CDAQ, Pubco and KMC, without charge, once available, at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from CDAQ by going to CDAQ’s website, cdaq-spac.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction, whether pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Each of CDAQ, Pubco, KMC and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CDAQ’s shareholders in connection with the Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of CDAQ is set forth in CDAQ’s Annual Reports on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute forward-looking statements, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding KMC, CDAQ, Pubco and the Business Combination, and statements regarding the anticipated benefits and timing of the completion of the Business Combination, objectives of management for future operations of KMC, expected operating costs of KMC and its subsidiaries, the upside potential and opportunity for investors, KMC’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions and competitive position, the satisfaction of closing conditions to the Business Combination and the level of redemptions of CDAQ’s public shareholders, and KMC’s, Pubco’s and CDAQ’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of CDAQ’s securities; the risk that the Business Combination may not be completed by CDAQ’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; the risk that the redemptions of CDAQ’s public shareholders may reduce the public float of, reduce the liquidity of the trading market of the securities of CDAQ; the risks that CDAQ, KMC and Pubco will not raise the anticipated transaction financing that they are seeking in connection with the Business Combination or that the terms of such financing will be on less desirable terms and conditions than currently anticipated; the risks that the conditions to the consummation of the closing under the Merger Agreement may not be satisfied, including the failure to obtain the listing of Pubco common stock on a national securities exchange upon the closing of the Business Combination, and the Business Combination will not be consummated; costs related to the Business Combination and as a result of becoming a public company; the risk that KMC is an exploration stage mining company that also is developing a desalination plant and has limited operating history; the risks that the Titanium Project is in the exploration stage; the risks that inaccuracies of historical information with respect to KMC’s mineral projects could hinder its exploration plans; the risks that suitable infrastructure may not be available or damage to existing infrastructure may occur; the risks that KMC will require substantial additional capital to explore and/or develop the Cerro Blanco Project and KMC may be unable to raise additional capital on favorable terms or at all; the risks that KMC has a limited operating history on which to evaluate its business and performance, and accordingly, KMC’s prospects must be considered in light of the risks that any new company encounters; the risks that KMC has incurred operating losses since inception on February 18, 2020, expects to incur significant operating losses for the foreseeable future and may never achieve or sustain profitability; the risks that the mining industry is highly competitive; the risks that there may be defects in KMC’s rights under the mining claims that comprise the Titanium Project in Chile, and such defects could impair KMC’s ability to explore for mineralized material and to otherwise develop such property; the risks that KMC faces significant risks and hazards inherent to the development and operation of a water desalination project; the risks that the Water Desalination Project’s success depends on entering into and maintaining long-term water purchase agreements with mining, utility and agricultural off-takers, which may not materialize as expected; the risks that the Water Desalination Project’s off-take portfolio is expected to be concentrated in a limited number of mining customers whose operations and water needs may be affected by commodity price volatility, regulatory changes and other factors; the risks that potential demand and offtake for the Water Desalination Project may be insufficient to support its economic viability or profitability; the risks that KMC may be unable to obtain approvals to increase the permitted capacity of the Water Desalination Project as contemplated, which would limit potential returns and could adversely affect KMC’s business; the risks that although the Water Desalination Project has obtained an Environmental Impact Statement approval and most of the permits required to begin construction, certain key permits and land rights, including final maritime concessions and remaining easements, remain outstanding or subject to renewal and challenge; the risks that the Cerro Blanco Project is located in Chile which makes KMC vulnerable to risks associated with operating in one major geographic area; the risks that changes in laws or regulations regarding mining concessions in Chile could increase KMC’s expenses; the risks that after consummation of the proposed Business Combination, KMC experiences difficulties managing its growth and expanding operations; challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation; and those risk factors discussed in documents of CDAQ, Pubco or KMC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of CDAQ dated as of October 14, 2021 and filed by CDAQ with the SEC on October 18, 2021, CDAQ’s Quarterly Reports on Form 10-Q, CDAQ’s Annual Reports on Form 10-K and the Registration Statement on Form S-4 and proxy statement/prospectus filed by Pubco and KMC, and other documents filed or to be filed by CDAQ, Pubco and KMC from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of KMC, Pubco or CDAQ presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the parties or any of their representatives gives any assurance that KMC, Pubco or CDAQ will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by KMC, Pubco, CDAQ or any other person that the events or circumstances described in such statement are material.